02050650

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 11th, 2002

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and are the following documents:

1. Registrant's unaudited interim financial statements for the second quarter of 2002, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange.

2. Registrant's Immediate Reports, dated July 31st, 2002 as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange, concerning the exercise of options by a Company's former employee.

3. Registrant's Immediate Reports, dated August 11th, 2002 as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange, concerning the retirement of a senior officer from the Company.

Super-Sol Ltd.

Interim Consolidated Financial Statements as at June 30, 2002

Unaudited

Interim Consolidated Financial Statements as at June 30, 2002 (Unaudited)

Super-Sol Ltd.

Contents

Directors' Report for the Six Months and Three Months Ended June 30, 2002

Super-Sol Ltd.

We are pleased to present the Report of the Board of Directors for the six months and three months ended June 30, 2002 in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports) – 1970.

A. The Company and its Business Environment

The main activity of the Company is the operation of supermarket chains and the retail sales of supermarket goods in Israel.

The Company's results of operations are directly impacted by the political, economic and security conditions in Israel. During the first six months of the year there was a further deterioration in the economic and security conditions in Israel, which has an adverse effect on the Company's results of operations. The Company's results of operations will continue to be impacted by the above.

At the end of the second quarter of 2002, the Company was operating 168 stores in six supermarket chains:
Super-Sol - 41 stores, Hyper-Netto - 86 stores, Birkat Rachel – 9 stores, Universe Club - 7 stores, Cosmos - 14 stores, and Food Warehouses – 11 stores. Net-Sal represents an additional marketing vehicle of the Company. It enables the Company's customers to place home-delivery orders for supermarket products via the telephone, fax or Internet.

During the second quarter, the Company opened 2 new Hyper-Netto stores in Ramla and Katzrin, and one Birkat Rachel store was reopened as a "Hyper-Pharm" store for the ultra-orthodox sector. In addition, during the quarter, the Company converted 4 Hyper-Netto stores and 1 Cosmos store to the Food Warehouses chain and converted one Hyper-Netto store to the Cosmos chain.

The overall area of the stores at the end of the second quarter is 368,600 sq.m., compared to 365,100 sq.m. at the end of the first quarter.

B. Operating Results

The second quarter

The Company's revenues in the second quarter of 2002 were NIS 1.67 billion, a decrease of 3.2% compared to NIS 1.72 billion in the second quarter last year. Same store sales decreased by 9.6% during the quarter, compared to the same period last year. The decrease in revenues during the quarter is explained by the timing of the Passover holiday this year and last year, the real decrease in food prices, the deepening recession in the Israeli economy and the increasing competition in the supermarket sector.

-This year the Passover holiday began on March 27 therefore all of the special holiday shopping took place during the first quarter of the year. On the other hand, last year the holiday began on April 7 therefore part of the holiday shopping took place during the first quarter and the rest took place during the second quarter of the year.

-Unlike 2001 during which the increases or decreases in the Consumer Price Index were similar to the increases or decreases in the Food Price Index, from January this year a gap has opened between the two indices. During the first six months of 2002 the Consumer Price Index increased 6.3% while the Food Price Index increased 1.7% only. As a result, food prices decreased by an average of 4.7% in real terms during the second quarter of the year compared to the same period last year, and by an average of 3.8% during the first six months of the year compared to the same period last year. While comparative figures in the financial statements are adjusted for inflation according to the increase in the Consumer Price Index, actual sales are impacted only by the Food Price Index which lagged behind significantly, therefore the financial statements are adversely affected.

-The difficult economic situation and the increase in the unemployment rate contributed to the decline in purchasing power compared to last year. According to the data of the Israeli Central Bureau of Statistics, the unemployment rate is on the rise, from 9% of the civil workforce unemployed last year to 10.5% in May 2002 - an increase of approximately 17% in unemployment.

Gross profit was NIS 427 million for the quarter, a decrease of 6.4% compared to NIS 456 million for the second quarter last year. Gross margin was 25.9% for the quarter, compared to 26.8% for the same quarter last year. The decrease in the gross profit margin is the result of the increasing competition in the supermarket sector, the conversion of stores to discount formats, the real decrease in food prices and the erosion of the inventory.

B. Operating Results (cont'd)

The financial results for the second quarter of the year reflect an increase of 3.8% in the Consumer Price Index, while the results for the second quarter last year reflect an increase of 1.6% in the Index. The difference of 2.2% resulted in a decrease of NIS 11 million in gross profit and operating profit for the quarter compared to the same quarter last year, due to the inflationary adjustment of the opening balance of the inventory in accordance with Israeli GAAP.

Operating, selling, general and administrative costs were NIS 404 million during the second quarter, an increase of 3.5% compared to NIS 390 million during the same quarter last year. The ratio of operating, selling, general and administrative costs to total revenues was 24.3% compared to 22.7% during the same period last year. The abovementioned increase in the cost ratio is attributable primarily to the abovementioned decrease in sales, and increased credit card transaction processing fees, increased security costs in stores further to the deterioration in the security situation and the rise in electricity tariffs.

Operating profit for the second quarter was NIS 37 million, a decrease of 55.8% compared to NIS 83 million in the same period last year. The operating margin was 2.2% compared to 4.9% last year.

Financing income, net during the second quarter of 2002 was NIS 12 million, compared to NIS 2 million during the same period last year. During the second quarter this year the Company recorded higher financing income, mainly due to a combination of two factors:
a) The increase in the CPI during the quarter, which resulted in an increase in financing income from the erosion of the excess of unlinked monetary liabilities over unlinked monetary assets, net.
b) According to Israeli GAAP, the Company's non-monetary assets were adjusted to the June 2002 CPI, while the long-term bank loans were adjusted to the CPI last published as of June 30, 2002 i.e. the May 2002 CPI. During the quarter, the index according to which the assets were adjusted increased by 3.8%, while the index according to which the long-term bank loans and notes were adjusted increased by 3% only. As a result, financing income increased as the Company recorded financing income from the erosion of long-term bank loans and notes.

The Company's tax expense for the second quarter of 2002 was NIS 21 million, a decrease of 33.7% compared to NIS 31 million for the same quarter last year. The effective tax rate for the quarter was 40.9%, compared to 37.1% for the same quarter last year.

The Company's equity in losses of affiliated company, net in the amount of NIS 2 million for the quarter resulted from the recording of an impairment loss by the affiliated company.

The Company's net profit for the second quarter was NIS 28 million, a decrease of 47.9% compared to NIS 53 million during the same quarter last year.

The Company's fully diluted earnings per share for the second quarter were NIS 0.14 per share, a decrease of 49.2%, compared to NIS 0.27 per share in the same quarter last year.

The six months ended June 30, 2002

Revenues for the six month period reached NIS 3.44 billion, an increase of 3.6% compared to NIS 3.32 billion in the same period last year. The increase in revenues resulted mainly from the contribution of new stores. The Company's same store sales decreased by 3.4% during the six month period compared to the same period last year. The decrease in same store sales is mainly the result of the opening of additional stores - by the Company as well as by its competitors, the real decrease in food prices, the deepening of the recession in the economy and the increasing competition in the supermarket sector, as mentioned above.

Gross profit was NIS 895 million for the six month period, an increase of 0.4% compared to NIS 892 million for the same period last year. Gross margin was 26.3% for the six month period, compared to 27.2% for the same period last year. The decrease in the gross profit margin is the result of the increasing competition in the supermarket sector, the conversion of stores to discount formats, the real decrease in food prices and the erosion of the inventory.

B. Operating Results (cont'd)

The financial results for the six month period reflect an increase of 6.3% in the Consumer Price Index, while the results for the same period last year reflect an increase of 1.1% in the Index. The difference of 5.2% resulted in a decrease of NIS 22 million in gross profit and operating profit for the six month period compared to the same period last year, due to the inflationary adjustment of the opening balance of the inventory.

Operating profit for the six month period was NIS 115 million, a decrease of 28.9% compared to NIS 162 million in the same period last year. The operating margin was 3.4% compared to 4.9% for the same period last year.

The Company's financing income was NIS 15 million for the first six months of 2002, compared to financing expenses of NIS 8 million in the same period last year. The increase of 6.3% in the Consumer Price Index during the period, as well as the difference between the index according to which the assets are adjusted and the index according to which the long-term monetary liabilities are adjusted, as explained previously, resulted in financing income from the erosion of the excess of unlinked monetary liabilities over unlinked monetary assets, net.

During the first six months of 2002, the Company recorded other income of NIS 27 million, mainly from capital gains on the sale of the Company's holdings in Avnat Ltd. During the first six months of 2001, the Company had capital losses of NIS 2 million.

The Company's tax expense for the first six months of 2002 was NIS 62 million, an increase of 10.0% compared to NIS 56 million for the same period last year. The effective tax rate for the six month period was 39.5%, compared to 36.9% for the same period last year, due to the taxes in respect of the sale of the Company's holdings in Avnat Ltd.

The Company's equity in losses of affiliated company, net for the period resulted from the recording of an impairment loss of NIS 10 million by the affiliated company.

Net profit for the first six months of 2002 was NIS 84 million, a decrease of 12.1% compared to NIS 96 million in the same period last year.

The Company's fully diluted earnings per share for the period were NIS 0.42 per share, a decrease of 12.9%, compared to NIS 0.48 per share in the same period last year.

C. Financial Position, Liquidity and Financing Resources

Cash flows from operating activities

Net cash outflow from operating activities was NIS 20 million in the second quarter of 2002, compared to net cash inflow of NIS 59 million in the same quarter last year. The decrease is mainly due to a decrease in trade and other payables in the second quarter of 2002 of NIS 214 million in excess of the decrease in these items in the second quarter of 2001.

Cash flows from investing activities

Net cash outflow from investing activities was NIS 173 million in the second quarter of 2002, compared to NIS 72 million in the same quarter last year. The increase is due to the purchase of marketable securities in the amount of NIS 107 million in the second quarter of 2002.

Cash flows from financing activities

The Company's net cash outflow from financing activities for the second quarter of 2002 amounted to NIS 3 million, compared to net cash inflow of NIS 11 million for the same quarter last year. The change is mainly due to the increase in short-term bank credit, net of NIS 1 million during the quarter, compared to the increase of NIS 14 million during the second quarter last year.

C. **Financial Position, Liquidity and Financing Resources (cont'd)**

At the end of the second quarter, the Company's consolidated net short-term assets (cash, deposits and marketable securities net of short-term bank credit) totaled NIS 81 million, compared to net short-term borrowings of NIS 82 million at the end of the same quarter last year.

Long-term liabilities to banks, to holders of notes (issued in January 2002) and to others were NIS 705 million at the end of the quarter, compared to NIS 441 million at the end of 2001.

The ratio of loans and notes to total assets was 19.9% at the end of the quarter, compared to 13.3% at the end of 2001.

Shareholders' equity at the end of the quarter was NIS 2.00 billion, compared to NIS 1.91 billion at the end of 2001. The ratio of shareholders' equity to total assets was 48.7% at the end of the quarter, compared to 48.9% at the end of 2001.

D. **Report on Exposure to Market Risks and Management Thereof**

No material changes have occurred in the current period with respect to the exposure of the Company to market risks and management thereof (as stated in the guideline of the Securities Authority), as these were reported by the Company on May 14, 2002.

In the current period, part of the Company's monetary balances were invested in short-term CPI-linked government bonds that are traded on the Tel Aviv Stock Exchange. The Company is exposed to changes in the market value of such bonds. Furthermore, in the current period the Company began purchasing futures contracts on the dollar and euro exchange rates.

Monetary assets and liabilities analyzed by currency and linkage base:

	June 30, 2002		
	Israeli currency		Foreign
	Non-linked	Linked to Israeli CPI	currency or linked thereto
	Adjusted NIS (millions)		
Assets			
Cash and cash equivalents	76	-	1
Marketable securities	29	76	-
Trade receivables, net	745	-	-
Other receivables	33	5	-
Long-term loans and funds	-	19	-
	883	100	1
Liabilities			
Short-term bank credit	5	-	-
Trade payables	894	-	-
Other payables	293	19	-
Notes (including current maturities)	-	420	-
Loans from banks and others and short-term bank credit	72	326	-
	1,264	765	-
	(381)	(665)	1

D. **Report on Exposure to Market Risks and Management Thereof (cont'd)**

Report on the derivative positions of the Company:

	June 30, 2002			
	$		Euro	
	Par value	Fair value	Par value	Fair value
	Long – up to one year		Long – up to one year	
	NIS millions			
Future contract (forward)				
For hedging purposes, recognized for accounting purposes	10	10	2	2

E. **Option Plan**

At the Board of Directors' meeting on May 14, 2002, it was decided to approve an additional plan to issue options to the Company's employees.
Under the plan, 1,088,184 options exercisable for shares of par value NIS 0.1 will be granted without consideration, by means of a private placement, to twelve of the Company's employees at various executive levels.
Additional details are provided in Note 4 to the financial statements.

F. **Agreement with Related Party**

The Company's audit committee and Board of Directors approved a personal employment agreement with the CEO of the Company. Additional details are provided in Note 6 to the financial statements.

G. **The Board of Directors**

During the six months ended June 30, 2002, the Board of Directors held five meetings. The committees of the Board of Directors held additional meetings.

Dalia Lev
Chairperson of the Board of Directors

Amiaz Sagis
Chief Executive Officer

August 4, 2002

KPMG

Somekh Chaikin

Mail address
PO Box 609
Tel-Aviv 61006
Israel

Office address
KPMG Millennium Tower
17 Ha'arb'a Street
Tel Aviv 64739
Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444

The Board of Directors of
Super-Sol Ltd.
Rishon Le-Zion

Dear Sirs,

Review of the Unaudited Interim Consolidated Financial Statements for the six and three month periods ended on June 30, 2002

At your request we have reviewed the interim consolidated balance sheet of Super-Sol Ltd. and its subsidiaries as at June 30, 2002 and the related consolidated statement of income, the statement of changes in shareholders' equity and the consolidated statement of cash flows for the six and three month periods then ended.

Our review was conducted in accordance with procedures established by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the above financial statements, reading the minutes of Shareholders' Meetings and meetings of the Board of Directors and its committees as well as making inquires of persons responsible for financial and accounting matters.

Since the review performed was limited in scope and does not constitute an examination in accordance with generally accepted auditing standards, we do not express an opinion on the above financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Yours truly,

Somekh Chaikin
Certified Public Accountants (Isr.)

August 4, 2002

Consolidated Balance Sheets

Adjusted New Israeli Shekels as of June 2002 — **Super-Sol Ltd.**

	June 30 2002 (Unaudited)	June 30 2001 (Unaudited)	December 31 2001 (Audited)
		NIS millions	
Assets			
Current assets			
Cash and cash equivalents	77	14	41
Marketable securities	105	-	-
Trade receivables, net	745	607	618
Other current assets	50	57	69
Inventories	466	412	445
	1,443	1,090	1,173
Investments and loans			
Investee company	15	28	25
Long-term loans and funds	21	* 48	23
	36	76	48
Fixed assets, net	2,516	2,515	2,579
Deferred expenses and other assets, net	110	95	109
	4,105	3,776	3,909
Liabilities and shareholders' equity			
Current liabilities			
Short-term bank credits	101	96	83
Current maturities – Notes	17	-	-
Trade payables	894	946	1,019
Other payables	312	301	276
Proposed dividend	-	-	102
	1,324	1,343	1,480
Long-term liabilities			
Loans from banks and others	302	468	441
Notes	403	-	-
Accrued employee severance benefits, net	3	* 13	5
Deferred taxes	74	59	71
	782	540	517
Shareholders' equity	1,999	1,893	1,912
	4,105	3,776	3,909

* Reclassified.

Dalia Lev	Amiaz Sagis	Itzik Zion
Chairperson of the Board of Directors	Chief Executive Officer	Executive Vice President - Chief Financial Officer

Date of approval: August 4, 2002
The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Income

Adjusted New Israeli Shekels as of June 2002 **Super-Sol Ltd.**

	Six months ended		Three months ended		Year ended
	June 30 2002	June 30 2001	June 30 2002	June 30 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions (except per share data)				
Revenues					
Sales	3,404	3,283	1,651	1,702	6,773
Rentals and operation of shopping malls	33	35	14	17	71
	3,437	3,318	1,665	1,719	6,844
Costs and expenses					
Cost of sales	2,509	2,391	1,224	1,246	4,932
Operating, selling, administrative and general	813	765	404	390	1,570
	3,322	3,156	1,628	1,636	6,502
Operating profit	115	162	37	83	342
Other income (expenses), net					
Financial income (expenses), net	15	(8)	12	2	(24)
Other income (expenses), net	27	(2)	2	(1)	(3)
	42	(10)	14	1	(27)
Earnings before income taxes and equity in earnings of affiliate	157	152	51	84	315
Income taxes	62	56	21	31	108
Earnings before losses of affiliate	95	96	30	53	207
Company's equity in losses of affiliated company, net	(10)	-	(2)	-	(1)
	85	96	28	53	206
Minority interest in earnings of subsidiary	(1)	-	-	-	(1)
Net earnings	84	96	28	53	205
Earnings per share (primary and diluted)					
Earnings per NIS 0.1 par value	0.42	0.48	0.14	0.27	1.01
Earnings per NIS 1 par value	4.15	4.77	1.36	2.67	10.10

The accompanying notes are an integral part of these interim financial statements.

Statements of Changes in Shareholders' Equity

Adjusted New Israeli Shekels as of June 2002 **Super-Sol Ltd.**

	Share capital	Capital reserves	Treasury shares	Retained earnings	Total
			NIS millions		
Six months ended June 30, 2002 (unaudited)					
Balance at January 1, 2002	243	497	(86)	1,258	1,912
Exercise of stock options	-	2	-	-	2
Erosion of prior year's proposed dividend	-	-	-	1	1
Net earnings for the six months ended June 30, 2002	-	-	-	84	84
Balance at June 30, 2002	243	499	(86)	1,343	1,999
Three months ended June 30, 2002 (unaudited)					
Balance at April 1, 2002	243	498	(86)	1,315	1,970
Exercise of stock options	-	1	-	-	1
Net earnings for the three months ended June 30, 2002	-	-	-	28	28
Balance at June 30, 2002	243	499	(86)	1,343	1,999

The accompanying notes are an integral part of these interim financial statements.

Statements of Changes in Shareholders' Equity (cont'd)

Adjusted New Israeli Shekels as of June 2002 | **Super-Sol Ltd.**

	Share capital	Capital reserves	Treasury shares	Retained earnings	Total
			NIS millions		
Six months ended June 30, 2001 (unaudited)					
Balance at January 1, 2001	243	483	(86)	1,155	1,795
Exercise of stock options	-	1	-	-	1
Tax benefit in respect of stock options exercised by employees	-	1	-	-	1
Net earnings for the six months ended June 30, 2001	-	-	-	96	96
Balance at June 30, 2001	243	485	(86)	1,251	1,893
Three months ended June 30, 2001 (unaudited)					
Balance at April 1, 2001	243	483	(86)	1,198	1,838
Exercise of stock options	-	1	-	-	1
Tax benefit in respect of stock options exercised by employees	-	1	-	-	1
Net earnings for the three months ended June 30, 2001	-	-	-	53	53
Balance at June 30, 2001	243	485	(86)	1,251	1,893
Year ended December 31, 2001 (audited)					
Balance at January 1, 2001	243	483	(86)	1,155	1,795
Exercise of stock options	-	11	-	-	11
Tax benefit in respect of stock options exercised by employees	-	3	-	-	3
Net earnings for the year ended December 31, 2001	-	-	-	205	205
Dividend proposed	-	-	-	(102)	(102)
Balance at December 31, 2001	243	497	(86)	1,258	1,912

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Cash Flows

Adjusted New Israeli Shekels as of June 2002 **Super-Sol Ltd.**

	Six months ended		Three months ended		Year ended
	June 30 2002	June 30 2001	June 30 2002	June 30 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
			NIS millions		
Cash flows from operating activities					
Net earnings	84	96	28	53	205
Adjustments necessary to reflect cash flows from operating activities (see Annex 1)	(115)	102	(48)	6	183
Net cash (used in) generated by operating activities	(31)	198	(20)	59	388
Cash flows from investing activities					
Purchase of fixed assets	(155)	(188)	(67)	(71)	(326)
Investment in deferred costs and other assets	(13)	(18)	(5)	(8)	(39)
Purchase of marketable securities	(107)	-	(107)	-	-
Proceeds from sale of fixed assets	10	7	6	1	8
Long-term loans and funds	-	-	-	-	(1)
Long-term loan repaid	1	3	-	2	30
Proceeds from sale of investment in proportionately consolidated investee (see Annex 2)	49	-	-	-	-
Proceeds from (investment in) capital notes and loans to investee company, net	(1)	5	-	4	5
Net cash used in investing activities	(216)	(191)	(173)	(72)	(323)
Cash flows from financing activities					
Exercise of stock options	1	2	-	1	11
Dividend paid	(101)	(52)	-	-	(52)
Minority interest in dividend paid by subsidiary	-	-	-	-	(1)
Proceeds from issue of notes (net of issue expenses)	418	-	-	-	-
Receipt of long-term loans from banks and others	3	58	-	1	73
Payments of long-term loans from banks and others	(39)	(37)	(4)	(5)	(57)
Credit from banks, net	1	18	1	14	(16)
Net cash generated by (used in) financing activities	283	(11)	(3)	11	(42)
Increase (decrease) in cash and cash equivalents	36	(4)	(196)	(2)	23
Balance of cash and cash equivalents at the beginning of the period	41	18	273	16	18
Balance of cash and cash equivalents at the end of the period	77	14	77	14	41

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Cash Flows (cont'd)

Adjusted New Israeli Shekels as of June 2002 — Super-Sol Ltd.

	Six months ended		Three months ended		Year ended
	June 30 2002	June 30 2001	June 30 2002	June 30 2001	December 31 2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
			NIS millions		
Annex 1					
Adjustments necessary to reflect cash flows from operating activities					
Income and expenses *not involving cash flows:*					
Depreciation of fixed assets and amortization of deferred costs	103	96	52	49	196
Change in deferred taxes, net	14	10	9	8	7
Company's equity in losses of affiliated company, net	10	-	2	-	1
Minority interest in earnings of subsidiary	1	-	-	-	1
Decrease in provision for employee severance benefits, net	(2)	(2)	-	(4)	(6)
Capital (gains) losses, net	(2)	1	(2)	1	2
Erosion of long-term liabilities	(11)	(2)	(9)	(1)	(2)
Erosion and accrued interest on long-term loans granted to others, net	1	-	-	1	2
Decrease in value of marketable securities	2	-	2	-	-
Capital gain on the sale of investment in proportionately consolidated investee	(26)	-	-	-	-
Changes in asset and liability items:					
Decrease (increase) in trade receivables	(127)	(29)	190	17	(40)
Decrease (increase) in other current assets	8	(7)	2	(3)	(8)
Decrease (increase) in inventories	(21)	(24)	31	49	(58)
Increase (decrease) in trade payables	(105)	41	(167)	(5)	92
Increase (decrease) in other payables	40	18	(158)	(106)	(4)
	(115)	102	(48)	6	183
Annex 2					
Proceeds from sale of investment in proportionately consolidated investee					
Working capital (excluding cash)	(2)	-	-	-	-
Fixed assets	102	-	-	-	-
Long-term liabilities	(77)	-	-	-	-
Capital gain on the sale of investment	26	-	-	-	-
	49	-	-	-	-
Annex 3					
Additional data relating to investing and financing activities not involving cash flows					
Investment in fixed assets	9	5	9	5	26
Increase in deferred costs	5	6	5	6	8
Dividend proposed	-	-	-	-	102
Receivables arising from sale of fixed assets	-	-	-	-	1

The accompanying notes are an integral part of these interim financial statements.

Note 1 - Reporting Principles and Accounting Policies

The main activity of Super-Sol Ltd. (the "Company") is the operation of supermarket chains and the retail sales of supermarket goods in Israel.

A. Unaudited interim financial statements

1. These interim financial statements are prepared in a condensed format in accordance with generally accepted accounting principles in Israel for interim financial statements.

2. These financial statements are as at June 30, 2002 and for the six and three month periods then ended. They should be read in conjunction with the annual audited financial statements of the Company as at December 31, 2001 and for the year then ended and their accompanying notes. Results of operations for the six month period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

3. The main accounting policies were applied in the preparation of the interim financial statements in a manner consistent with the audited financial statements as at December 31, 2001.

B. Adjusted financial statements

In accordance with opinions of the Institute of Certified Public Accountants in Israel, the Company presents its interim financial statements in NIS adjusted for changes in Israeli Consumer Price Index (the "Israeli CPI"). All figures in the interim financial statements are presented in adjusted New Israeli Shekels ("Adjusted NIS") which have a constant purchasing power as of June 30, 2002.

Following are details of changes in the Israeli CPI and the exchange rate of the U.S. dollar for the reported periods:

	CPI	Exchange rate of the U.S. dollar
	%	%
Six months ended June 30, 2002	6.30	7.99
Three months ended June 30, 2002	3.85	2.16
Six months ended June 30, 2001	1.11	3.07
Three months ended June 30, 2001	1.61	(0.64)
Year ended December 31, 2001	1.41	9.28

Note 2 - Issue of Notes

On January 21, 2002, the Company issued, by means of two tenders for institutional and other investors, two series of CPI - linked notes in an aggregate value of NIS 420 million, as follows:

1. NIS 86 million bearing interest of 4.0% per annum, due during the years 2003 to 2007.

2. NIS 334 million bearing interest of 4.8% per annum, due during the years 2007 to 2012.

The Company was not required to provide any collateral in respect of the funds raised.

The notes were not registered for trading on the Tel Aviv Stock Exchange.

Note 3 - Sale of Investment in Avnat Ltd.

On March 14, 2002, the Company signed an agreement with Azorim Properties Ltd. and Teatraot Malls Ltd., (its partners in Avnat), whereby they purchased the Company's shares in Avnat for consideration of NIS 49 million.

Proceeds from the sale were received on March 14, 2002.

Financial statements for the six month period ended June 30, 2002 include Company's equity in earnings of Avnat of NIS 1 million after taxes and capital gains on the sale of NIS 26 million before taxes, and NIS 14 million after taxes.

Note 4 - Option Plan

At the Board of Directors' meeting on May 14, 2002, it was decided to approve a plan to issue options to twelve of the Company's employees at various executive levels. Under the plan, 1,088,184 options exercisable for shares of par value NIS 0.1 will be granted without consideration, by means of a private placement.

The terms of the option plan are mostly similar to the terms of the option plan approved by the Company's Board of Directors on July 16, 2001, with the difference that the options are exercisable for shares in three increments only instead of four increments under the 2001 plan.

The base exercise price for each option is NIS 15.17 ("the base price"). The base exercise price of the options was determined by the average price of the Company's shares on the Tel-Aviv Stock Exchange during the trading days in the thirty day period preceding May 14, 2002, i.e. NIS 16.85, less 10%.

Note 5 - Provision For Impairment Loss by Affiliated Company

The Company's equity in losses of affiliated company, net for the six month period ended June 30, 2002 resulted from the recording of an impairment loss of NIS 10 million by the affiliated company.

Note 6 - Agreement with Related Party

a) The Audit Committee and Board of Directors of the Company approved a personal employment agreement with the CEO of the Company for a four-year period beginning January 1, 2002.
b) The Company may terminate the CEO's employment with an advance notice of six months, in event of which the Company will pay the CEO the remainder of the salary that would have been payable to him for the duration of the four-year period, but not less than twelve months' salary.
c) On April 11, 2002 the CEO received the amount of NIS 2 million and on December 31, 2005 will receive an additional NIS 2 million, provided that he will still be employed by the Company at such time. During the first quarter of 2002 the Company recorded a provision in respect of the payment of NIS 2 million that was made in April this year.
d) In the event that the CEO will be asked by the Company to resign his position, or if he should elect to do so in the event of a change in control of the Company, he will be entitled to receive a special bonus equivalent to the fair value (according to Black and Scholes) of options granted to him under the option plans and which expire due to termination of his employment.
e) In the event of change in control of the Company, should the CEO elect to resign, he will be entitled to receive the payments according to items b) and d) above.
f) The CEO will receive pension benefits equivalent to one salary for each year of employment, in addition to his executive insurance policy.

Note 7 - Recent Accounting Pronouncement

During 2001, the Israel Accounting Standards Board issued Accounting Standard No. 12 - Cessation of Adjustment of Financial Statements. In accordance with the standard, the inflationary adjustment of financial statements will cease as of January 1, 2003.

Until December 31, 2002, the Company will continue to prepare inflation adjusted financial statements according to Opinion 36 of the Institute of Certified Public Accountants in Israel. The inflation adjusted amounts included in the financial statements as at December 31, 2002 will be the basis for the nominal financial reporting starting January 1, 2003.

The magnitude of the impact is dependent on the inflation rate and the Company's financing sources.

July 31, 2002

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha'am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail+ Fax)	(Registered Mail+ Fax)

Dear Sir, Madam,

Re: Exercise of options in accordance with the Company's Stock Options Plan of 1997

We hereby notify you that on July 31, 2002, Super-Sol LTD. (the "Company") issued ordinary shares NIS 0.1 par value each ("Shares"), due to an exercise of options, according to the Employees Stock Options Plan in re, as follows:

The exercise of options included 20,000 Options to acquire 20,000 shares. The exercise price paid to the company was NIS 282,600.

The Company's total issued shares, following the issuance of the above shares, accumulates to 212,003,235 shares.

Yours Sincerely,

/s/ Ido Shaham
Ido Shaham, Adv.
Legal Department
Super-Sol LTD.

V:\Amit\Immidiate Reports\A020731Exercise of Options.doc

August 11th, 2002

Companies Registrar
P.O. Box 767
Jerusalem 91007
(Registered Mail)

Securities Authority
P.O. Box 7450
Jerusalem 91073
(Registered Mail+ Fax)

Tel Aviv Stock Exchange
54 Echad Ha'am Street
Tel-Aviv
(Registered Mail+ Fax)

Dear Sir, Madam,

Re: Immediate Report in respect of the retirement of a Senior Officer pursuant to section 34a of the Securities Regulations, (Periodic and Interim Reports) 5730-1970.

Name of the Company: Super-Sol Ltd.

Company's Address: 30 Shmotkin Benyamin St., Rishon LeZion 75050

Registration Number at the Companies Registrar: 52-002273-2

Information in respect of the retiring Senior Officer

1. **Name:** Itzhak Elimelech
2. **ID:** 52168978.
3. **Vacated position:** Executive Vice President and Chief of Staff
4. **Retirement date:** August 8th, 2002.
5. Mr. Elimelech announced on the end of his employment and on its retirement from the Company.
6. To the Company's best knowledge, the retirement is not under circumstances that need to be brought to the knowledge of the Company's Shareholders.

Yours Sincerely,

/s/ Linda Shafir
Linda Shafir, Adv.
General Counsel
And Company Secretary

V:\Amit\6-k\6-k Senior Officer Retirement.doc

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd.
(Registrant)

By ____________________
Amit Leibovich, Adv.

Dated: August 11th, 2002